UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2012

On May 15, 2012, the registrant issued a press release pertaining to its results of operations for the three month period ended March 31, 2012. Attached hereto is a copy of the press release. The financial and operational information contained in the press release is based on unaudited condensed consolidated financial statements presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes
	Name:	Carlos A. Boero Hughes
	Title:	Chief Financial Officer and Chief Accounting Officer

Date: May 15, 2012

adecoagro

1Q12

1Q12
Earnings Release
Conference Call

English Conference Call
May 16, 2012
10 a.m. (US EST)
11 p.m. Buenos Aires time
11 p.m. São Paolo time
4 p.m. Luxembourg time

Tel: (877) 317-6776
Participants calling from the US

Tel: +1 (412) 317-6776
Participants calling from other countries

Access Code: Adecoagro

Investor Relations
Charlie Boero Hughes
CFO

Hernan Walker
IR Manager

Email
ir@adecoagro.com

Website
www.adecoagro.com

AGRO
LISTED
NYSE

Adecoagro recorded 1Q12 Adjusted EBITDA of $1.8 million

Luxembourg, May 15, 2012 – Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), one of the leading agricultural companies in South America, announced today its results for the first quarter ended on March 31, 2012. The financial and operational information contained in this press release is based on unaudited condensed consolidated interim financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights

Financial & Operating Performance			
$ thousands	**1Q12**	**1Q11**	**Chg %**
Gross Sales	108,482	58,252	86.2%
Adjusted EBITDA [(1)]			
Farming & Land Transformation	12,673	20,755	(38.9%)
Sugar, Ethanol & Energy	(4,746)	(5,441)	12.8%
Corporate Expenses	(6,113)	(4,976)	22.8%
Total Adjusted EBITDA	**1,814**	**10,338**	**(82.5%)**
Net Income	1,258	15,361	(91.8%)
Farming Planted Area (Hectares)	232,332	192,207	20.9%
Sugarcane Plantation Area (Hectares)	71,005	56,654	25.3%

- Adecoagro recorded Adjusted EBITDA[(1)] of $1.8 million in 1Q12, representing an $8.5 million decrease compared to 1Q11.

- Net income for 1Q12 was $1.3 million, $14.1 million lower than in 1Q11.

(1) Please see "Reconciliation of Non-IFRS measures" starting on page 26 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

The Farming and Land Transformation A in 1Q12 was businesses’ $12.7 million, $8.1 million lower than 1Q11. This decrease is primarily explained by the drought which impacted our soybean and corn yields in the Humid Pampas and the northwest of Argentina, lower than expected rice yields as a result of cold temperatures during the crop’s growth phase resulting from the mark-to-market of our soybean and corn hedge positions. The Sugar, Ethanol and Energy business underwent the annual inter-harvest maintenance of the mills and equipment in the first quarter. Accordingly, Adjusted EBITDA in 1Q12 reflects the sale of sugar and ethanol inventories, the expenses incurred in sugarcane maintenance and preparation for the next harvest season and hedging results. Inventory sales were significantly higher than 1Q11 and delivered positive margins. Pursuant to our strategy of locking margins and stabilizing cashflow we took advantage of attractive sugar and ethanol pricing opportunities during the end of 2011. As a result of the increase in prices during 1Q12, our operating performance was negatively impacted by an unrealized loss of $5.3 million resulting from the mark-to-market of these open hedge positions. Therefore, Adjusted EBITDA for the quarter was $(4.7) million, $0.7 million better than the same quarter of 2011. Net Income in 1Q12 totaled $1.3 million, $14.1 million less than in 1Q11. This decrease is explained mainly by the drought and low temperatures which impacted our farming operations in Argentina and the mark-to-market of our sugar and ethanol hedges. Market Outlook Despite low inventory levels and reasonable demand across most agricultural commodities, investors continued lowering their price expectations during 1Q12. In the case of corn, expectations for a 5% increase in US planted area and good weather during the initiation of planting put additional stress on price. Soybean prices where the exception, increasing 13% during the quarter. Soybean outperformance versus other commodities was driven by lower estimated production in South America and the confirmation of strong demand, mainly from China, tightening the supply and demand balance. The volatility in the sugar market in 1Q12 was the result of conflicting fundamental forces: good production in the Northern Hemisphere crops versus the drier-than-normal weather hurting sugarcane growth in Brazil. Slow sugarcane growth in the center-south of Brazil raised concerns about yields and the start-date for the 2012/13 crop, which provided price support for the majority of the quarter. On the other hand, large volumes of anhydrous ethanol imports over-supplied the market putting downward pressure on prices. Moreover, consumption did not increase meaningfully due to seasonality. Delayed reflection of lower hydrous ethanol prices at the pump also limited the upside and created a lack of liquidity. Strategy Execution Sugar, Ethanol and Energy Expansion The construction of Ivinhema mill is advancing on schedule. In the first phase of construction, Ivinhema will reach a nominal sugarcane crushing capacity of 2.0 million tons. The boiler is almost fully assembled and its hydrostatic test is scheduled for mid May. The milling foundation has been finished and the sugarcane reception foundation was completed in the first week of May. Assembly of the milling equipment has just started. Construction of the powerhouse and the foundations for the first generator, as well as the assembly of other parts of the sugar and ethanol processes are also progressing according to plan. We expect Ivinhema to undergo test runs in late 2012 and be ready to commence milling and production at the start of the 2013 harvest. Environmental Sustainability California Air Resources Board On March 30, 2012, our two operating sugar and ethanol mills, Angelica and Usina Monte Alegre, received approval from the California Air Resources Board (“CARB”) for registration under the Low Carbon Fuel Standard (“LCFS). The LCFS regulation is a rule designed to reduce greenhouse gas emissions from fuel energy sold for transport purposes throughout the fuel’s full life cycle, including production, distribution and use. Adecoagro’s sugarcane bagasse-based co-generation and mechanized sugarcane harvesting operations contribute to a reduction of greenhouse gas emissions. The LCFS promotes the export of our ethanol production to California through additional commercial price premiums. This new commercial advantage is on top of our existing registrations with the EPA’s RFS2 advanced biofuel program. Assuming current advanced biofuels premiums of $0.75/gallon over corn ethanol price and subject to foreign exchange ratios, logistics costs, blending margins and Brazilian internal market prices, we expect exports to the United States through these programs to generate a 5% to 10% net margin over local Brazilian prices,. Adecoagro is one of only nine Brazilian groups that have been certified by both LCFS and EPA RFS2 programs, and one out of a handful who have successfully exported physical EPA volumes to the United States. This new certification demonstrates Adecoagro’s focus on maximizing the value of its production and its commitment to sustainable production practices.

adecoagro 1Q12

Operating Performance

Farming Business

Farming Production Data

Planting & Production	*Planted Area (hectares)*			*2011/2012 Harvested Area*			*Yields (Tons per hectare)*		
	2011/2012	2010/2011	Chg %	Hectares	% Harvested	Production	2011/2012	2010/2011	Chg %
Soybean	50,749	57,815	(12.2%)	3,484	6.9%	10,430	3.0	2.6	17.2%
Soybean 2nd Crop	42,092	32,311	30.3%	429	1.0%	285	0.7	1.6	(58.6%)
Corn (1)	41,366	28,178	46.8%	8,700	21.0%	36,035	4.1	5.6	(26.7%)
Corn 2nd Crop	5,778	3,516	64.3%	-	- %	-	-	-	- %
Wheat (2)	43,235	28,029	54.3%	43,235	100.0%	113,259	2.6	3.3	(21.0%)
Sunflower	9,596	9,943	(3.5%)	9,596	100.0%	18,775	2.0	2.1	(7.0%)
Cotton	6,389	3,242	97.1%	-	- %	-	-	-	- %
Total Crops	**199,204**	**163,033**	**22.2%**	**65,444**	**32.9%**	**178,785**	2.7	3.0	(9.4%)
Rice	31,497	27,542	14.4%	28,404	90.2%	158,503	5.6	6.2	(10.7%)
Coffee (perennial) (3)	1,632	1,632	0.0%	-	- %	-	-	-	- %
Total Farming	**232,332**	**192,207**	**20.9%**	**93,848**	**40.4%**	**337,287**	3.6	3.5	3.6%
Owned Croppable Area	123,139	118,686	3.8%	-	-	-			
Leased Area	61,323	37,694	62.7%	-	-	-			
Second Crop Area	47,870	35,827	33.6%	-	-	-			
Total Farming Area	**232,332**	**192,207**	**20.9%**	-	-	-			

	Milking Cows (Average Heads)			Milk Production (MM liters)			Productivity (Liters per cow per day)		
Dairy	1Q12	1Q11	Chg %	1Q12	1Q11	Chg %	1Q12	1Q11	Chg %
Milk Production	4,692	4,413	6.3%	12.8	11.2	13.9%	29.9	28.3	5.9%

	Processed Rice (thousand tons)		
Rice	1Q12	1Q11	Chg %
Processed Rice	49.5	40.7	21.4%

(1) Includes sorghum.
(2) Includes barley.
(3) Coffee yields are calculated over a total of 1,405 hectares for the 2010/11 harvest year, and 1,226 hectares for 2009/10 harvest year.
Note: Some planted areas may reflect immaterial adjustments compared to previous reports due to a more accurate area measurement, which occurred during the current period.

2011/12 Harvest Year

Adecoagro's planting activities for the 2011/2012 harvest year were completed reaching a total planted area of 232,332 hectares, 20.9% more than in the 2010/2011 harvest year and higher than our original planting plan of 220,000 hectares. The increase in planted area is primarily explained by the transformation of rice hectares at the Dinaluca farm located in Corrientes, Argentina, and an increase in second crop and leased planted area.

Harvest operations began for most of our crops during the first quarter and are progressing well. Approximately 38.7% of total planted area has already been harvested, as further described below:

Wheat: The wheat harvest was successfully completed during the beginning of the first quarter. The final yield obtained was 2.6 tons per hectare, slightly above our forecast. The 21.0% yield reduction compared to last year is a result of the good weather conditions the crop had in the 2010/2011 harvest year.

Sunflower: The sunflower harvest was successfully completed during the first quarter of 2012. The final yield reached 2.0 tons per hectare, 0.1 tons per hectare below 2010/2011 yields.

Soybean: During 1Q12, we harvested just a small portion of the soybean crop. The harvest of the crop began in our highest quality farms, and as a result, partial yields were higher than last year. During late February and March, our farms located in the northwest of Argentina suffered a drought which will impact our yields in this region. We expect final yields to be approximately 5% below the 2010/11 harvest year, as

4

adecoagro
1Q12

a result of this recent drought and coupled with the drought experienced during December 2011 and the beginning of January 2012 in the Humid Pampas.

Soybean Second Crop: The harvest of second crop soybean started during the last days of March 2012. Total area harvested as of March 31, 2012, totaled 429 hectares or 1.0% of the total planted area. We do not consider the yields over this small harvested area a representative sample for the crop. Due to the drought in late December of 2011, the lack of moisture in the soil prevented the timely planting of the crop, which occurs immediately after the wheat crop harvest. Although the crop experienced adequate rains, the late planting reduced yield potential. In addition, our farms in the northwest of Argentina suffered from a drought during late February and March that will impact yields. Accordingly, we expect overall final yields to be slightly below last year.

Corn: As of March 31, 2011, the harvested area for corn totaled 8,700 hectares or 20.8% of the total planted area. Most of the hectares harvested belong to farms located in the regions that were mostly affected by the drought; therefore, partial yields were 4.1 tons per hectare. We expect average yields to improve as the harvest advances over less affected regions and once the late planted corn harvest begins, which received adequate rainfalls during the critical growth period. In addition, as was the case with soy, our corn planted in the northwest region of Argentina was impacted by a drought during late February and March. Overall, we expect corn yields to be approximately 10% lower than last year.

Rice: The rice harvest was well advanced by the end of the first quarter, reaching 90.2% of the total planted area. Harvested yields were 5.6 tons per hectare, 10.7% lower than the previous harvest year. Below average temperatures during the initial growth and flowering stages of the crop, coupled with a delay in planting activities due to excessive rains, reduced the crop's yield potential. According to local market estimates, average rice yields in Argentina will be 10% to 15% lower than last year as a result of the negative factors explained above.

Sugar, Ethanol & Energy Business

In the Sugar, Ethanol & Energy business the first three months of the year are commonly known as the inter-harvest season. During this rainy season, due to very favorable growth conditions, sugarcane plant growth is stimulated and less energy is stored in the form of sugar. As a result, mills suspend their crushing activities while equipment undergoes maintenance in preparation for the upcoming harvest year. During the first quarter, mills also focus on the renewal and expansion of their sugarcane plantations.

Sugarcane Planting	1Q12	1Q11	Chg %
Expansion & Renewal Area (Hectares)	6,470	3,008	115.1%
Total Sugarcane Plantation (Hectares)	71,005	56,654	25.3%

During 1Q12, we planted a total of 6,470 hectares of sugarcane, more than double the area planted in 1Q11. Of this total area, 5,697 hectares consisted of new planted areas to supply sugarcane to the Ivinhema mill, which is expected to begin its crushing activities in 2013. Additionally, 773 hectares consisted of sugarcane replanting, to replace old sugarcane with new high-yielding sugarcane and maintain the productivity of our plantation. The increase in planted area year-over-year was accomplished as a result of favorable weather, a larger agricultural structure and higher planting efficiencies.

As of March 31, 2012, our sugarcane plantation consisted of 71,005 hectares, representing a 25.3% growth year-over-year.

5

1Q12

Financial Performance

Farming & Land Transformation Businesses

Farming & Land transformation business - Financial highlights			
$ thousands	**1Q12**	**1Q11**	**Chg %**
Gross Sales			
Farming	62,678	49,299	27.1%
Total Sales	**62,678**	**49,299**	**27.1%**
Adjusted EBITDA [1]			
Farming	12,673	20,755	(38.9%)
Land Transformation	-	-	- %
Total Adjusted EBITDA[1]	**12,673**	**20,755**	**(38.9%)**
Adjusted EBIT [1]			
Farming	10,837	19,740	(45.1%)
Land Transformation	-	-	- %
Total Adjusted EBIT[1]	**10,837**	**19,740**	**(45.1%)**

Adjusted EBIT for the Farming and Land Transformation businesses was $10.8 million in 1Q12, 45.1% below 1Q11. This decrease is primarily explained by lower soybean and corn yields as a result of the recent drought suffered in the northwest region of Argentina coupled with the drought experienced in the Humid Pampas in November and December of 2011, lower rice prices and yields as a result of low temperatures during the growth and development stages of the crop and a $2.5 million loss related to the mark-to-market of our soybean and corn hedge position. These negative factors were partially offset by a 20.9% increase in planted area.

There were no results generated by our Land Transformation business in 1Q12 and 1Q11 because no farm sales were completed during these periods.

(1) Please see "Reconciliation of Non-IFRS measures" starting on page 26 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

6

adecoagro
1Q12

Crops

Crops - Highlights

	metric	1Q12	1Q11	Chg %
Gross Sales	*$ thousands*	35,994	25,771	39.7%
	thousand tons	142.6	109.5	30.2%
	$ per ton	252	235	7.3%
Adjusted EBITDA	*$ thousands*	11,957	17,676	(32.4%)
Adjusted EBIT	***$ thousands***	**11,523**	**17,319**	**(33.5%)**
Area under production [1]	*hectares*	184,463	156,380	18.0%

(1) Does not include second crop planted area.

Adjusted EBIT of our Crops segment decreased from $17.3 million in 1Q11 to $11.5 million in 1Q12, mainly as a result of the droughts experienced in the northwest of Argentina and the Humid Pampas impacting our soybean and corn yields, as explained above. Initial recognition and changes in fair value of biological assets and agricultural produce ("Changes in Fair Value"), which is the margin recognized as a result of the biological growth and the harvest of our crops, totaled $23.8 million in 1Q11, compared to $14.8 million in 1Q12 (see top table on page 8). As mentioned previously, higher planted area partially offset the negative impact of the drought.

Crops - Gross Sales Breakdown

	1Q12	1Q11	Chg %	1Q12	1Q11	Chg %	1Q12	1Q11	Chg %
Crop		*thousand $*			*thousand tons*			*$ per unit*	
Soybean	4,129	3,925	5.2%	11.4	12.1	(6.1%)	363.5	324.5	12.0%
Corn [1]	11,847	13,488	(12.2%)	56.4	63.0	(10.5%)	210.1	214.1	(1.9%)
Wheat [2]	14,022	4,411	217.9%	65.1	22.3	191.3%	215.5	197.5	9.1%
Sunflower	3,426	3,800	(9.9%)	8.7	12.1	(28.3%)	394.8	314.0	25.7%
Cotton	2,314	-	- %	1.1	-	- %	2,062.5	-	- %
Others	257	147	75.2%	-	-	- %	-	-	- %
Total	**35,994**	**25,771**	**39.7%**	**142.6**	**109.5**	**30.2%**	**-**	**-**	**- %**

(1) Includes sorghum.
(2) Includes barley.
Note: Prices per unit are a result of averaging different local market prices such as FAS Rosario (Arg), FOB Nueva Palmira (Uru) and FOT Luis Eduardo Magalhaes (BR).

Sales in 1Q12 were 39.7% higher than in 1Q11. The increase was primarily driven by higher physical sales of wheat as a result of a 54.3% increase in planted area compared to last year. Tons of wheat sold during 1Q12 totaled 65,065 tons, compared to 22,337 tons sold in 1Q11.

7

adecoagro
1Q12

Crops - Changes in Fair Value Breakdown									
As of March 31st, 2012	**metric**	**Soy**	**Soy 2nd Crop**	**Corn**	**Corn 2nd Crop**	**Wheat**	**Sunflower**	**Cotton**	**Total**
2011/12 harvest year									
Planting plan (a+b+c+d+e)	*Hectares*	50,749	42,092	41,366	5,778	43,235	9,596	6,389	199,204
Area remaining to be planted (a)	*Hectares*	-	-	-	-	-	-	-	-
Planted area in initial growing stages (b)	*Hectares*	-	-	-	-	-	-	2,833	2,833
Planted area with significant biological growth (c)	*Hectares*	47,265	41,663	32,666	5,778	-	-	3,556	130,927
Changes in Fair Value 2012 from planted area 2011/2012 with significant biological growth (i)	*$ thousands*	**8,948**	**3,405**	**(1,257)**	**61**	-	-	**(32)**	**11,125**
Area harvested in previous period (d)	*Hectares*	-	-	17	-	42,857	1,454	-	44,329
Area harvested in current period (e)	*Hectares*	3,484	429	8,683	-	377	8,141	-	21,115
Changes in Fair Value 2012 from harvested area 2011/12 (ii)	*$ thousands*	**2,433**	**189**	**121**	-	**32**	**869**	**0**	**3,644**
Total Changes in Fair Value in 1Q12 (i+ii)	*$ thousands*	**11,381**	**3,594**	**(1,136)**	**61**	**32**	**869**	**(32)**	**14,769**

The table above shows the gains or losses from crop production generated during the 1Q12 period. Biological growth of 2011/12 summer crops that had not been harvested as of March 31, 2012, generated Changes in Fair Value of $11.1 million in 1Q12. Crops harvested during 1Q12, including a portion of wheat and barley crops and a portion of summer crops generated Changes in Fair Value of $3.6 million. As a result, total Changes in Fair Value were $14.8 million for 1Q12.

Rice

Rice - Highlights				
	metric	**1Q12**	**1Q11**	**Chg %**
Gross Sales	*$ thousands*	20,257	15,580	30.0%
	thousand tons (1)	52.3	39.1	33.9%
	$ per ton	387	399	(2.9%)
Adjusted EBITDA	*$ thousands*	835	4,509	(81.5%)
Adjusted EBIT	***$ thousands***	**(140)**	**4,124**	**(103.4%)**
Area under production (2)	*hectares*	31,497	27,542	14.4%
Rice Mills				
Own rough rice transferred to mills(2)	thousand tons(1)	22.8	35.2	(35.1%)
Third party rough rice purchases	thousand tons(1)	29.5	5.6	431.1%
Sales of Processed Rice	thousand tons(1)	52.3	39.1	33.9%
Ending stock	thousand tons(1)	170.0	127.8	33.0%

(1) Of rough rice equivalent.

(2) Rice transferred to the mill is lower than rice production on the farm because a portion of the production is stored to be used as seed.

The planted area for rice increased by 14.4% from 27,542 hectares in 1Q11, to 31,497 hectares in 1Q12. However, Adjusted EBIT of the segment decreased by $4.3 million, from $4.1 million in 1Q11 to $(0.1) million in 1Q12, primarily as a result of a $5.6 million lower recognition of Changes in Fair Value that the segment had in 1Q12 compared to 1Q11. This is the result of two factors:

8

1Q12

(i) The rice crop suffered from below average temperatures during the initial growth stage and flowering periods of the crop, which affected its normal development. Additionally, planting activities were delayed by excessive rainfall in some of our rice farms. These factors reduced yield potential and therefore reduced the segment's margins.

(ii) During 1Q12, average rice selling prices were lower compared to the same period of last year.

Rice - Changes in Fair Value Breakdown		
As of March 31st, 2012	**metric**	**Rice**
2011/12 harvest year		
Planting plan (a+b+c+d+e)	*Hectares*	31,497
Area remaining to be planted (a)	*Hectares*	-
Planted area in initial growing stages (b)	*Hectares*	-
Planted area with significant biological growth (c)	*Hectares*	3,093
Changes in Fair Value 2012 from planted area 2011/2012 with significant biological growth (i)	***$ thousands***	**541**
Area harvested in previous period (d)	*Hectares*	-
Area harvested in current period (e)	*Hectares*	28,404
Changes in Fair Value 2012 from harvested area 2011/12 (ii)	***$ thousands***	**3,048**
Total Changes in Fair Value in 1Q12 (i+ii)	***$ thousands***	**3,589**

Regarding the 2011/12 harvest year, rice harvested between February and March 2012 generated Changes in Fair Value of $3.0 million in 1Q12. The biological growth of un-harvested rice, which attained significant biological growth as of March 31, 2011, generated Changes in Fair Value of $0.5 million in 1Q12. As a result, total Changes in Fair Value for rice reached $3.6 million during 1Q12.

Dairy

Dairy - Highlights				
	metric	**1Q12**	**1Q11**	**Chg %**
Gross Sales	*$ thousands*	4,715	4,443	6.1%
	million liters	12.8	11.2	13.9%
	$ per liter	0.37	0.40	(6.8%)
Adjusted EBITDA	*$ thousands*	212	767	(72.4%)
Adjusted EBIT	***$ thousands***	**0**	**650**	**(100.0%)**
Milking Cows	*Average Heads*	4,692	4,413	6.3%

Milk sold reached 12.8 million liters in 1Q12, 13.9% higher than 1Q11. This production increase is attributable to a 6.3% increase in our milking cow herd enhanced by a 5.9% increase in cow productivity. Average cow production per day increased from 28.3 liters/day in 1Q11 to 29.9 liters/day in 1Q12.

Despite the improvement in cow productivity and the increase in milking cows, Adjusted EBITDA for the segment decreased from $0.7 million in 1Q11 to zero in 1Q12 as a result of the following reasons:

9

adecoagro
1Q12

- an increase in feeding costs as a result of (i) higher corn silage production costs, which is our main feed component, as a result of the drought suffered during November 2011 through early January 2012, and (ii) an increase in our rearing cow herd in order to build the herd for our new dairy free-stall which will start operating during August 2012. Rearing cows consume feed but are not milked, therefore deteriorating our feed to milk conversion ratio.

- since local milk prices are denominated in local currency, the devaluation of the Argentine peso during the last twelve months has decreased the dollar price of milk by 6.8%.

Coffee

Coffee - Highlights	metric	1Q12	1Q11	Chg %
Gross Sales	*$ thousands*	461	2,169	(78.7%)
	tons	122	967	(87.4%)
	$ per ton	3,782	2,243	68.6%
Adjusted EBITDA	*$ thousands*	(1,407)	(3,328)	(57.7%)
Adjusted EBIT	***$ thousands***	**(1,563)**	**(3,446)**	**(54.6%)**
Harvested Area	*hectares*	-	-	- %

During the first three months of the year, Adjusted EBIT for coffee reflects only the expenses incurred in connection with the maintenance of coffee trees and preparations for the coffee bean harvest. Accordingly, in an average year, Adjusted EBIT for the last three quarters of the year would reflect gains as a result of the harvest.

1Q12 Adjusted EBIT was 54.6% better than in 1Q11, primarily due to the soil preparation expenses incurred in 1Q11 to prepare the surface for an expansion of our mechanized coffee harvest in the 2011 harvest year. These outlays reduced manual harvest expenses and have allowed our coffee operations to become more efficient.

Cattle

Cattle - Highlights	metric	1Q12	1Q11	Chg %
Gross Sales	*$ thousands*	1,251	1,336	(6.4%)
Adjusted EBITDA	*$ thousands*	1,076	1,131	(4.9%)
Adjusted EBIT	***$ thousands***	**1,017**	**1,093**	**(7.0%)**
Area under production	*hectares*	77,654	79,484	(2.3%)

Our cattle business consists mainly of the leasing of the Company's productive land that is not suitable for crop production to a third party for cattle grazing activities. The payments received under this 10-year lease agreement are fixed in kilograms of beef per hectare and tied to the market price of beef. As a result of the lesser amount of hectares leased compared to last year, Adjusted EBIT for 1Q12 was 7.0% below 1Q11.

10

There were no farm sales closed during 1Q12 and 1Q11. However, land transformation is an ongoing process in the Company, which consists of transforming undervalued and undermanaged land into its highest production capabilities. Adecoagro is currently engaged in the transformation of several farms, especially in the northeastern region of Argentina, where farms formerly used for cattle grazing are being successfully transformed into high yielding crop and rice farms. The company is continuously seeking to recycle its capital by disposing of a portion of its fully developed mature farms and by acquiring farms with higher potential for transformation. This allows the company to monetize the capital gains generated by its fully transformed farms and allocate its capital to acquire land with higher transformation potential, thereby enhancing the return on invested capital.

adecoagro
1Q12

Sugar, Ethanol & Energy business

Sugar, Ethanol & Energy - Highlights			
$ thousands	1Q12	1Q11	Chg %
Net Sales Angelica [1]	28,539	2,788	923.8%
Net Sales UMA [1]	12,103	4,820	151.1%
Total Net Sales	**40,643**	**7,607**	**434.2%**
Gross Profit Manufacturing Activities - Angelica	5,441	446	1,120.0%
Gross Profit Manufacturing Activities - UMA	5,396	1,787	202.0%
Gross Profit Manufacturing Activities	**10,838**	**2,232**	**385.6%**
Adjusted EBITDA Angelica	(5,218)	(4,240)	23.1%
Adjusted EBITDA UMA	472	(1,201)	(139.4%)
Total Adjusted EBITDA	**(4,746)**	**(5,441)**	**(12.8%)**
Adjusted EBITDA Margin Angelica	(18.3%)	(152.1%)	(88.0%)
Adjusted EBITDA Margin UMA	3.9%	(24.9%)	- %
Adjusted EBITDA Margin Total	**(11.7%)**	**(71.5%)**	**(83.7%)**

1) Net Sales are calculated as Gross Sales net of sales taxes.

In the Sugar, Ethanol & Energy business, the first three months of the year are commonly known as the inter-harvest season. During this rainy season, due to very favorable growth conditions, sugarcane plant growth is stimulated and less energy is stored. As a result, mills suspend their crushing activities and undergo a strict maintenance program in preparation for the upcoming harvest year. During this period, mills also focus on the renewal and expansion of their sugarcane plantations. Therefore, Adjusted EBITDA in the first quarter only reflects the sales of sugar and ethanol inventories, the expenses incurred in sugarcane maintenance and preparation for the next harvest season, hedging results and overhead expenses, among others.

As shown in the table above, net sales increased by $33.0 million in 1Q12 compared to 1Q11. This growth was the result of the delivery of forward sales commitments fixed at attractive prices and arbitrage opportunities in the inter-harvest season, in view of potential supply constraints in both sugar and ethanol markets. As a result, gross profit from manufacturing activities increased $8.6 million, from $2.2 million in 1Q11 to $10.8 million in 1Q12, reflecting the higher sale of inventories compared to the same period of last year.

Our operating results were negatively impacted by the mark-to-market of our sugar and ethanol hedge position. Our sugar and ethanol futures and options contracts generated an unrealized loss of $5.3 million in 1Q12. This loss is the result of an increase in sugar and ethanol market prices between December 31, 2011, and March 31, 2012. Since these hedge positions remained open as of the end of 1Q12, this negative result is non-cash or unrealized and subject to further price volatility.

Additionally, expenses were incurred in the maintenance and preparation of sugarcane plantations for the start of the harvest season. As shown in the bottom table of page 13, these expenses reached $2.8 million during 1Q12. Maintenance of our sugarcane plantations was done in a timely manner and its development has been normal for this time of the year.

12

adecoagro
1Q12

As a result of the above, Total Adjusted EBITDA of our Sugar, Ethanol and Energy business for 1Q12, increased $0.7 million, from $(5.4) million in 1Q11 to $(4.7) million in 1Q12, which includes an unrealized loss of $5.3 million from the mark-to-market of our derivative hedge position. Adjusted EBITDA in 1Q11 includes a $1.3 million gain from hedge positions.

Sugar, Ethanol & Energy - Gross Sales Breakdown									
	$ thousands			Units			($/ unit)		
	1Q12	1Q11	Chg %	1Q12	1Q11	Chg %	1Q12	1Q11	Chg %
Sugar (tons)	12,559	5,235	139.9%	17,508	9,567	83.0%	717	547	31.1%
Ethanol (cubic meters)	31,687	3,507	803.5%	40,991	4,537	803.5%	773	773	(0.0%)
Energy (Mwh)	1,370	160	756.5%	42,102	-		33	-	-
Other	188	51	269.2%	-	-	-	-	-	-
TOTAL	**45,804**	**8,953**	**411.6%**	-	-	-	-	-	-

Total Sales during 1Q12 reached $45.8 million, $36.9 million above 1Q11. The 411.6% increase in sales is primarily the result of sugar forward sales scheduled for delivery during the first quarter of 2012 at attractive sugar prices and the sale of ethanol inventories. The increase in ethanol sales is also attributable to trading opportunities that Adecoagro took advantage of during 1Q12. The company imported 10,537 cubic meters of ethanol from the United States, which were subsequently hedged and sold in the Brazilian domestic market. The operation was set up to take advantage of seasonally low prices and over-supply in the United States.

Sugar, Ethanol & Energy - Changes in Fair Value						
	1Q12			1Q11		
Biological Asset						
	$	*Hectares*	*$/hectare*	*$*	*Hectares*	*$/hectare*
(+) Sugarcane plantations at end of period	204,519	71,005	2,880	152,284	56,654	2,688
(-) Sugarcane plantations at begining of period	(158,925)	65,308	2,433	(104,848)	53,799	1,949
(-) Planting Investments	(26,702)	6,470	4,127	(14,775)	3,008	4,912
(-) Leasing Cost of Planting Area	(2,769)		-	-	-	-
(-) Exchange difference	(3,630)	-	-	(3,235)	-	-
Changes in Fair Value of Biological Assets	**12,494**	-	-	**29,426**	-	-
Agricultural produce						
	$	*Tons*	*$/ton*	*$*	*Tons*	*$/ton*
(+) Harvested sugarcane	2,990	-	-	-	-	-
(-) Cane Maintenance Expenses	(2,778)	-	-	(4,235)	-	-
Changes in Fair Value of Agricultural Produce	**212**	-	-	**(4,235)**	-	-
Total Changes in Fair Value	**12,706**	-	-	**25,191**	-	-

In 1Q12, Total Changes in Fair Value of the Sugar, Ethanol and Energy business reached $12.7 million, primarily as a result of an increase in the fair value of our sugarcane plantations, from an average of $2,433 per hectare as of 2011 year end, to $2,880 per hectare as of March 31, 2011, generating unrealized Changes in Fair Value of Biological Assets of $12.5 million. The $447 increase in valuation per hectare corresponds to (i) the planting of 6,470 hectares of sugarcane which are valued at a higher price per hectare than older sugarcane plantations, and (ii) higher sugar prices used in the discounted cash flow model to estimate the fair value of our sugarcane plantations. Changes in Fair Value of Agricultural Produce generated almost no result, since sugarcane harvested during 1Q12 was used as cane seed for planting new areas, not for milling.

13

Corporate Expenses Corporate Expenses$ thousands1Q121Q11Chg % Corporate Expenses(6,113) (4,976) 22.8% Adecoagro’s Corporate expenses include items that cannot be allocated to a specific business segment, such as executive officers and headquarters staff, certain professional fees, travel expenses, and office lease expenses, among others. The table above shows that corporate expenses for 1Q12 were $6.1 million, $1.1 million higher than 1Q11. This difference is primarily explained by the accrual (non-cash) of the restricted shares granted in April 2011 and board of director’s compensation, both of which we did not have in 1Q11, coupled with higher professional fees and labor costs. Other Operating Income Other Operating IncomeConcept1Q121Q11Chg %Gain/(Loss) from commodity derivative financial instruments(6,195) 1,486 - %Loss from forward contracts(1,571) (7,344) (78.6%)Gain from disposal of farmland-- - %Gain/(Loss) from disposal of other property items561 218 157.3%Others(490) (56) 775.7%Total(7,695) (5,696) 35.1% Other Operating Income for 1Q12 was $(7.7) million. This loss is primarily explained by a $6.2 million loss due to the mark-to-market of commodity derivative financial instruments, as a result of an increase in commodity prices during the first quarter of 2012. Please see “Commodity Hedging” chart on page 16 of this release.

Financial Results Financial ResultsConcept1Q121Q11Chg %Interest Income/(Expense), net(1,508) (8,816) (82.9%)FX Gains/(Losses)(1,753) (1,484) 18.1%Gain/(Loss) from derivative financial Instruments653 1,471 (55.6%)Taxes(614) (441) 39.2%Other Income/(Expenses)(997) (2,615) - %Total Financial Results(4,219) (11,885) (64.5%) Our net financial results in 1Q12 show a loss of $4.2 million, compared to a loss of $11.9 million in 1Q11. This loss is primarily explained by: (i) a $1.8 million non-cash loss in 1Q12, primarily due to the depreciation of the Argentine peso which affected the portion of the outstanding debt of our Argentine subsidiaries denominated in foreign currency. This loss was partially offset by a non-cash gain generated by the appreciation of the Brazilian real during the first quarter of the year. (ii) a $1.5 million loss due to the net interest expense of 1Q12. Total interest expense was $6.0 million, which was partially offset by a $4.5 million interest income generated by the cash held by Adecoagro.

adecoagro
1Q12

Commodity Hedging

Adecoagro's performance is affected by the volatile price environment inherent to agricultural commodities. The company uses both forward contracts and derivative markets to mitigate swings in prices by locking-in margins and stabilizing profits.

The table below shows the average selling prices for the different commodities produced by Adecoagro. The volumes and prices exhibited in the table consider production sold and hedged in the physical market (delivered/invoiced sales and fixed-price forward contracts) and the derivatives market (futures and options).

Total Hedged Volume and Average Prices				
Farming	**Country**	**Volume (thousand tons)**	**Local Sale price FAS $/ton**	**Local Sale price FOB cts/bushel (1)**
2011/12 Harvest Year				
	Argentina	130.8	320	1,386
Soybean	Uruguay	9.3	478	1,349
	Brazil	10.5	413	1,391
Corn	Argentina	156.6	193	633
	Uruguay	6.2	238	651
Wheat	Argentina	75.3	187	682
	Uruguay	19.9	229	671
Cotton	Brazil	3.6	1,936	97
	Argentina	0.5	1,783	90
Coffee	Brazil	2.0	4,274	202
2012/13 Harvest Year				
Soybean	Argentina	1.5	311	1,349
Wheat	Argentina	20.5	174	635
Sugar, Ethanol & Energy	**Country**	**Volume (thousand tons)**	**Local Sale price FCA $/ton**	**Local Sale price FOB cts/lb (1)**
2011 Harvest Year				
VHP Sugar	Brazil	11.7	560	25.0
Ethanol	Brazil	40.9	774	-
2012 Harvest Year				
VHP Sugar	Brazil	141.5	562.1	24.5
Ethanol	Brazil	40.8	737.3	-
2013 Harvest Year				
VHP Sugar	Brazil	142.2	543.0	24.2

(1) Equivalent FOB price - includes freight, export taxes and fobbing costs (elevation, surveyor, quality certifications and customs costs).
In order to compare with CBOT or ICE prices, the respective basis (premium or discount) should be considered.
Cotton and Coffee prices are expresed in cents per pound (cts/lb).

The table below summarizes the gains and losses generated by Adecoagro's derivative hedge positions (futures and options) in 1Q12 and in previous periods. Realized gains and losses correspond to results generated by derivative contracts which were closed during the period. Unrealized gains and losses correspond to results generated by derivative positions which were still open at the end of the period, and therefore, may generate additional gains and losses in future periods.

16

adecoagro

1Q12

Gain/Loss from derivative instruments								
Farming	**Open hedge positions [1] (thousand tons)**	**1Q12 Gains/(Losses)**			**2011 Gains/(Losses)**			**Total Gains/Losses**
		Unrealized	**Realized**	**Total 1Q12**	**Unrealized**	**Realized**	**Total 2011**	
2011/12 Harvest Year								
Soybean	45.2	(1,912)	(573)	(2,484)	425	1,303	1,728	(757)
Corn	20.5	(552)	(207)	(759)	(620)	3,275	2,655	1,896
Wheat	1.0	(2)	-	(2)	(333)	686	353	351
Coffee	2.0	1,924	-	1,924	(206)	-	(206)	1,718
Cotton	2.6	306	-	306	(16)	-	(16)	290
2011/12 Total	-	**(236)**	**(779)**	**(1,016)**	**(750)**	**5,263**	**4,513**	**3,497**
2012/13 Harvest Year								
Soybean	1.5	(5)	-	(5)	-	-	-	(5)
Wheat	20.5	114	-	114	-	-	-	114
2012/13 Total	**22.0**	**109**	**-**	**109**	**-**	**-**	**-**	**109**
Subtotal Farming	-	**(127)**	**(779)**	**(907)**	**(750)**	**5,263**	**4,513**	**3,606**
Sugar, Ethanol & Energy	**Open hedge positions [1] (thousand tons)**	**1Q12 Gains/(Losses)**			**2011 Gains/(Losses)**			**Total Gains/Losses**
		Unrealized	**Realized**	**Total 1Q12**	**Unrealized**	**Realized**	**Total 2011**	
2012 Harvest Year								
Sugar	120.9	(5,719)	1,990	(3,729)	1,796	5,489	7,285	3,556
Ethanol	20.8	(396)	154	(242)	-	5	5	(237)
2012 Total	-	**(6,115)**	**2,144**	**(3,971)**	**1,796**	**5,494**	**7,290**	**3,319**
2013 Harvest Year								
Sugar	142.2	(1,317)	-	(1,317)	(707)	1,140	433	(884)
2013 Total		**(1,317)**	**-**	**(1,317)**	**(707)**	**1,140**	**433**	**(884)**
Subtotal Sugar, Ethanol and Energy		**(7,432)**	**2,144**	**(5,288)**	**1,089**	**6,634**	**7,723**	**2,435**
Total gains from commodity derivatives instruments		**(7,559)**	**1,364**	**(6,195)**	**339**	**11,897**	**12,236**	**6,041**

Note: soybean, corn and wheat futures are traded on the Chicago Board of Trade (CBOT) and on the "Mercado a Término de Buenos Aires" (MATBA for the spanish initials).
Sugar, coffee and cotton futures contracts are traded on the Intercontinental Exchange (ICE).

1) Tons hedged by options contacts are determined by the ratio that compares the change in the price of the underlying asset to the corresponding change in the price of the derivate (delta).

Indebtedness

Net Debt Breakdown			
$ thousands	**1Q12**	**4Q11**	**Chg %**
Short Term Debt	**183,337**	**157,296**	**16.6%**
Farming	80,080	73,749	8.6%
Sugar, Ethanol & Energy	103,257	83,547	23.6%
Long Term Debt	**223,194**	**203,409**	**9.7%**
Farming	87,863	90,665	(3.1%)
Sugar, Ethanol & Energy	135,331	112,744	20.0%
Total Debt	**406,532**	**360,705**	**12.7%**
Cash & Equivalents	282,910	330,546	(14.4%)
Net Debt	**123,622**	**30,159**	**309.9%**

Adecoagro's gross indebtedness at the end of 1Q12 was $406.5 million, 12.7% higher than the previous quarter.

The most significant change in our gross debt structure is a 23.6% and 20.0% increase in our Sugar, Ethanol and Energy short and long term debt respectively. The $42.3 million increase in the businesses'

17

1Q12

debt is primarily for the construction of the Ivinhema mill and the expansion of our sugarcane plantations. In the Farming business, the increase in short term debt and the decrease in long term debt are the result of debt coming due.

Total cash as of March 31, 2012 stands at $282.9 million, 14.4% below the previous quarter. During the quarter, cash was deployed for land transformation, the construction of our second free stall dairy module, our Frank rice mill and the assembly of the Ivinhema mill.

As a result of the increase in outstanding debt and reduction in cash, net debt as of March 31, 2012, stands at $123.6 million.


Debt Currency Breakdown
Argentine Peso 1%
Brazilian Reais 44%
US Dollar 55%


Short and Long term Debt
Long Term 55%
Short Term 45%

Capital Expenditures & Investments

Capital Expenditures & Investments			
$ thousands	**1Q12**	**1Q11**	**Chg %**
Farming & Land Transformation	**9,384**	**3,185**	**194.6%**
Land Acquisitions	-	-	- %
Land Transformation	2,037	831	145.1%
Rice Mill Construction	1,958	1,562	25.4%
Dairy Free Stall Unit	2,150	-	- %
Others	3,239	792	308.9%
Sugar, Ethanol & Energy	**85,365**	**18,453**	**362.6%**
Sugar & Ethanol Mills	58,663	3,678	1,494.9%
Sugarcane Planting	26,702	14,775	80.7%
Total	**94,749**	**21,638**	**337.9%**

Adecoagro's capital expenditures during 1Q12 totaled $94.7 million, 337.9% higher than 1Q11. Higher Capital Expenditures in 1Q12 are mostly explained by the construction of the Ivinhema mill. The assembly of the Ivinhema industrial site, coupled with the capital expenditures related to the maintenance of our

18

adecoagro
1Q12

Angelica and UMA mills totaled $58.7 million in 1Q12, $55.0 million above expenditures in 1Q11, which were solely related to the maintenance of the Angelica and UMA mills. In order to supply sugarcane to the Ivinhema mill in 2013, planting activities during 1Q12 have been much more aggressive than last year. Investments in sugarcane planting for 1Q12 reached $26.7 million, 80.7% above 1Q11 capital expenditures.

In the Farming and Land Transformation businesses, total capex for 1Q12 reached $9.4 million, $6.2 million higher than in 1Q11. Land Transformation expenditures totaled $2.0 million in 1Q12. Most of these were related to the transformation of our Dinaluca and San Joaquin farms, where we are in the process of transforming land that was previously being used for cattle ranching, into high yielding rice hectares. An additional $2.0 million were deployed in the acquisition of equipment in order to finish with the assembly of the Frank rice mill, which is expected to be completed in August 2012.

In the Argentine Humid Pampas, we continue building our second Free Stall Dairy module. The facility will have a 3,500 cow capacity and will start operating in August 2012. During 1Q12, $2.2 million were deployed for the construction of the facility.

Other capital expenditures correspond to the acquisition and renewal of farming machinery and farm vehicles.

Inventories

End of Period Inventories						
		1Q12		1Q11		
Product	***Metric***	**Volume**	**thousands $**	**Volume**	**thousands $**	**Chg %**
Soybean	*tons*	8,763	2,589	17,308	5,778	(49.4%)
Corn [1]	*tons*	20,486	3,107	17,183	3,174	19.2%
Wheat [2]	*tons*	41,669	6,133	58,788	9,538	(29.1%)
Sunflower	*tons*	7,888	3,084	9,404	3,073	(16.1%)
Cotton lint	*tons*	778	2,068	-	-	- %
Rough Rice	*tons*	169,987	36,770	127,804	28,428	33.0%
Coffee	*tons*	-	-	233	655	- %
Sugar	*tons*	3,892	1,384	957	260	306.7%
Ethanol	*m3*	7,758	5,438	224	171	3,363.9%

(1) Includes sorghum.

(2) Includes barley.

Variations in inventory levels between 1Q12 and 1Q11 are attributable to (i) changes in production volumes resulting from changes in planted area, in production mix between different crops and in yields obtained, (ii) different percentage of area harvested during the period, and (iii) changes in commercial strategy or selling pace for each product.

19

Forward-looking Statements This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions. The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including our development of the Ivinhema mill and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy and capital expenditure plan; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission. These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

A Market Outlook ppendix Soft Commodity Prices(31-12-2011=100)SugarCornSoybeanWheatCottonCoffeeSource: Thomson Reuthers Corn: - The March 2012 corn future contract on the Chicago Board of Trade (CBOT) had an average price of $6.40/bushel in 1Q12, representing a 3% increase compared to the December 2011 future contract in 4Q11 and a 4% decrease compared to the March 2011 future contract in 1Q11. - During 1Q12, according to the CFTC, asset managers increased their net long position by 75,904 contracts to a net long position of 224,557 contracts by the end of the quarter. - Based on the USDA report published on March 30, 2012, planted corn acres are projected at a 75-year high of 95.9 million acres (+4 million acres vs. 10/11), 1.14 million above trade expectations. Most of the expansion will be in the Western Corn Belt. Given the latest price commodity price fluctuations (higher prices of soybeans vs. corn) the market expects that final planted area should be lower. - On April 23, 2012, the USDA published that 28% of the corn area was already planted, well above the 8% that had been planted as of the same date of last year, and above the 15% 5 year average.. Early planting implies higher yield potential. We believe the market will track closely planting pace during the following weeks.

- March 1, 2012, corn stocks totaled 6.009 billion bushels, 141 million bushels below trade expectations, which was bullish old-crop. - During the quarter, South American production forecasts were reduced due to climatic issues. According to Bolsa de Cereales de Buenos Aires, total harvested area in Argentina is estimated at 3.5 million hectares while production is estimated at 20.8 million tons (no changes vs. previous forecast). USDA is estimating total corn production of 21.5 million tons for Argentina. For Brazil, CONAB´s official estimate was revised upwards from 61.7 million tons to 65.1 MMT. USDA is forecasting total corn production for Brazil at 62 million tons. Higher production expectations are related to the good shape of the safrinha crop (corn second crop), which is still in progress and is expected to be in the range of 29-30 million tons. - For the week ended on April 12, 2012, corn export sales of 300,400 metric tons for the 2011/2012 marketing year were also lower, 69% below export sales of the previous week. Export sales for the 2012/2013 marketing year were actually negative. The only transaction recorded was a 2,400 metric ton reduction for Mexico. - US weekly ethanol production for the week ended on April 13, 2011 was 884 thousand barrels per day, 12 thousand barrels per day below production of the previous week. US corn usage for ethanol is estimated at 5 billion bushels for the 2011/2012 harvest year. The market expects this level of corn usage for ethanol, despite the lower pace seen during the last weeks. Soybean: - The average price for the March 2012 soybean future contract on CBOT was $12.72 per bushel in 1Q12, representing a 8% increase compared to the November 2011 future contract in 4Q11 and an 8% decrease compared to March 2011 future contract in 1Q11. - During 1Q12, according to CFTC, asset managers increased their net long position by 186,319 contracts to a net long position of 186,319 contracts by the end of the quarter. - On the week ended on April 12, 2012, new export sales of soybeans totaled 374,300 metric tons 19% below the previous week’s total of 460,100 tons. Net sales for delivery during the 2012/2013 marketing year, which begins on September 1, 2012 were 845,000 MMT, almost 5 times above the previous week’s sales. US Export sales for the 2012/2013 marketing year are now 9% ahead of last year’s sales pace. - March 1, 2012, stocks of 1.372 billion bushels were reported 15 million below the average trade estimate and down 998 million from the previous quarter. - The production forecast in South America has been lowered during 1Q12. According to Bolsa de Cereales de Buenos Aires, Argentine production is expected to reach 44 million tons (compared to 45 million tons in the previous estimate and 45 million according to USDA estimates). For Brazil, CONAB estimates a 65.6 million ton production while USDA production’s estimate stands at 66 MMT (a decrease of 1.5 MMT compared to USDA’s March estimate). In Paraguay, USDA expects a 4.2 million ton production for the 2011/2012 harvest year, well below the 8.4 million tons harvested in the 2010/2011 harvest year. - According to the Malaysian Palm Oil Board, palm oil inventories decreased in March to a seven-month low due to strong export demand. This strong export pace shows increasing demand for palm oil as the outlook for soy oil and rapeseed oil production declines.

United States 2012 soybean planted acres were reported at 73.9 million acres, 1.5 million below the average trade estimate (1.1 million acres below the 2010/2011 harvest year). Wheat: - The March 2012 wheat future contract on CBOT had an average price of $6.43/bushel in 1Q12, a 4% increase compared to the December 2011 future contract in 4Q11 and a 19% decrease compared to the March 2011 future contract in 1Q11. - During 1Q12, according to CFTC, asset managers increased their net short position by 2,140 contracts to a net short position of 31,392 contracts by the end of the quarter. - United States 2012 planted wheat acres were reported at 55.9 million acres, 1.5 million below the average trade estimate. USDA reported lower than expected spring wheat acres in the Western Corn Belt due to competition with corn. - The USDA rated 63% of the wheat planted in the United States from good to excellent as of April 23, 2012, (vs. 61% in the previous week and much higher than the 35% of last year). - March 1, 2012 stocks of 1.201 billion bushels were reported, 21 million below the average trade estimate and 455 million below the previous quarter. - New export sales were down for wheat during the week ended on April 12, 2012. Sales for the current marketing year fell 19% to 366,000 metric tons. Export sales for the 12/13 marketing year dipped to 76,300 metric tons, 15.6 % below last week. Sales for the next marketing year are 53% behind this year’s pace. - The large export potential of Australia and the Black Sea Region (despite initial negative climatic issues during the winter), coupled with the good conditions in the United States and European winter wheat regions, leads to a bearish outlook for wheat prices. - Argentine planted area is expected to decrease due to lower margins compared to corn and soybean production. Cotton: - The average price of the March 2012 cotton future contract traded on ICE Futures U.S. (ICE) was US 93 per pound in 1Q12. This represents a 3% decrease compared to the December 2011 future contract in 4Q11 and a 48% decrease compared to the March 2011 future contract in 1Q11. - During 1Q12, according to CFTC, asset managers decreased their net long position by 7,631 contracts to a net short position of 948 contracts by the end of the quarter. - According to USDA latest report, global production for the 2011/2012 harvest year is forecasted at 123.1 million bales. Global ending stocks of 66.1 million bales lead to a comfortable stock-to-use ratio of 61% (compared to last year’s 41%). Moreover, demand was reduced by 1 million bales. - United States cotton production for the 2011/2012 harvest year was pegged at 15.56 million bales (compared to 15.67 in March) and ending stocks estimate was reduced by 500,000 bales. US export sales for all cotton reached 11.5 million bales, 25% below the same period last year’s corresponding period. - Nevertheless, according to USDA, world exports are estimated at 41.1 million bales in the 2011/2012 harvest year, an increase of 14% from last year given the increase of Australian and Brazilian exports, respectively 4 (+60% year-over-year) and 4.2 (+110% year-over-year) million bales. According to CONAB, Brazilian production might amount 9.18 million bales, 2.1% more than last year. - India, the world’s second largest exporter, is expected to export 8.9 million bales in the 2011/2012 harvest year if the ban policy continues, (+66% versus last year). - For the 2011/2012 marketing year, USDA expects Indonesian cotton imports to reach 2.05 million bales, compared to the 2.1 million bales imported during the 2010/2011 marketing year. - For the 2012/2013 harvest year, USDA estimates United States planted area at 13.2 million acres, 10.7% down year-over-year. Whereas the National Cotton Council estimates US planted area at 13.63 million acres, down 7.5% year-over-year. - Initial expectations for Brazilian planted area a reduction of between 10 and 15%, due competition with corn and soybeans. - Global cotton production outlook for the 2012/2013 harvest year is 25.1 million tons, compared to the 26.6 million ton estimate of the 2011/2012 harvest year. Consumption is estimated at 23.7 million tons for the 2012/2013 harvest year, compared to 22.2 million tons for the 2011/2012 harvest year. Rice: - The South American market for high-quality milled rice stood at a $520/ton FOB price during 1Q12, compared to an average of $515/ton in 1Q11 and $550 in 4Q11. - Thailand government’s rice mortgage scheme was extended until July 30, 2012. Prices remain relatively high compared to other sources in the region, but well below intervention equivalents. The government is holding around 10 million tons and there is a high uncertainty about what they will do with their stocks. - In addition, it is expected that India will continue with its aggressive export campaign as local stocks are abundant and a bumper crop is coming. India should export at least 5 MMT this year, significantly above last year’s volume. - Considering losses in Brazilian production (1.5 million tons) and the area reduction in Argentina and Uruguay, the Mercosur should produce 14,8 MMT, 2,7 MMT less than 2011. There is uncertainty in the Brazilian industry because prices are not decreasing as usual during the harvest period, which occurs at this time of the year. We expect an increase in the intra-block trading, depending on the Brazilian exchange rate, the Brazilian government mechanism of regulation and the barriers to imports that they may implement. Coffee: - The March 2012 coffee future contract traded on ICE at an average price of US205/lb in 1Q12, a 11% decrease compared to the December 2011 future contract in 4Q11 and a 20% decrease compared to the March 2011 coffee future contract in 1Q11. - During 1Q12, according to CFTC, asset managers decreased their net long position by 12,869 contracts to a net short position of 9,964 contracts by the end of the quarter. - Current global production is estimated at 132.4 million bags by ICO, a decrease of 1.3% compared to last year. Demand figures for the 2011/2012 harvest year show a reduction in global stocks, from 26.159 million bags in the 2010/2011 year to 23.98 million in the 2011/2012 harvest year, with a stocks-to-use ratio at an historic low level of 18%.

- The USDA estimate for the 2011/2012 Brazilian production stands at 49.2 million 60-kg bags compared to the 52-54 million estimate of the Brazilian economic center Cepea and the 43.5 million estimate of ICO and 49-52.3 million estimate of Conab. - Brazil could become the world’s largest coffee consumer in a few years as interior demand keeps on increasing. From 2005 to 2011, domestic consumption increased 22% to 19.8 million bags. - According to USDA, production in Colombia, the second-biggest producer of Arabica coffee, will reach a production level of 8.5 million 60-kg bags for the 2011/2012 harvest year, compared to the 8.525 million 60-kg bag production in 2010/2011. Vietnamese and Indonesian 2011/2012 harvest year production is estimated at 20.6 million 60-kg bags (compared to 18.735 last year) and 8.3 million 60-kg bags (compared to 9.325 last year) respectively. - Vietnamese shipments are expected to drop 8% compared to last year, down to 19.17 million 60-kg bags according to the Vietnamese Ministry of Agriculture. Indonesia, the world's third-largest coffee producer, shipped 84,500 60-kg bags of Robusta in March, 405,500 bags less than the 490,000 60-kg bags shipped in March last year. Sugar and Ethanol: - A dryer than normal summer (20% below Center-South Brasil historical average rainfall) led to slow cane growth as well as serious concerns about yields and the starting date for the 2012/2013 crop. - Although both Indian and Thai sugar production were well above the 2010/11 crop (13% and 15% respectively by the end of March, according to local sugar producers' associations), surpluses did not hit the market as quickly as expected due to governmental regulations and infrastructure bottlenecks. This gave support to prices and resulted in 1Q12 nearby ICE#11 sugar prices 6.1% higher than in 4Q11, reaching 26.50 US$ cts/lb before H2 contract expiry. - More than 50% of March/2012 #11 contract deliveries were of Brazilian origin although the Northern Hemisphere was at record high volumes harvested at that moment. - During 2Q12, final production numbers and total export availability from India and Thailand will be confirmed. Center-South Brazilian start of crushing will be an additional key factor in determining sugar prices. In the ethanol market, Brazilian consumer behavior and export volumes to the US will be key figures to watch. - Hydrous ethanol prices closed 1Q12 2% higher than in 4Q11, at 1,460 BRL/m³ gross ex-mill ESALQ index, but during the quarter, prices varied by up to 11%. The volatility may be explained by Brazilian consumer’s quick response to ethanol parity at the pumps, in particular in the São Paulo State, where more than 30% of the country’s flex fuel fleet is concentrated. Anhydrous prices followed suit during the majority of 1Q12, but ended the quarter 4% lower, at 1,340 BRL/m³ gross ex-mill ESALQ index. Import volumes totaled 310,000 m³ over the same time period, while exports reached 180,000 m³. The anhydrous surplus caused the spread to narrow from 13% to 5%, which is considered to be below the technical equivalence, giving incentives to reprocess 360,000 m³ of anhydrous ethanol into hydrous ethanol.

Segment Information - Reconciliation of Non-IFRS measures (Adjusted EBITDA & Adjusted EBIT) to Profit/(Loss) We define Adjusted EBITDA for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation and amortization and unrealized changes in fair value of long-term biological assets. We define Adjusted EBIT for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before unrealized changes in fair value of long-term biological assets. We believe that Adjusted EBITDA and Adjusted EBIT are important measures of operating performance for Adecoagro and each of its operating segments.These measures allow investors and other stakeholders to evaluate and compare our consolidated operating results and compare the operating performance of our segments, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), unrealized changes in fair value of long term biological assets (a significant non-cash gain or loss to our consolidated statements of income following IAS 41 accounting), foreign exchange gains or losses and other financial expenses. Other companies may calculate Adjusted EBITDA and Adjusted EBIT differently, and therefore Adjusted EBITDA and Adjusted EBIT may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA and Adjusted EBIT are not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, profit from operations before financing and taxation and other measures determined in accordance with IFRS.

1Q12

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 1Q12

$ thousands	Crops	Rice	Dairy	Coffee	Cattle	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	240	20,252	-	-	1,171	21,663	45,615	-	-	67,278
Cost of manufactured products sold and services rendered	-	(18,983)	-	-	(42)	(19,025)	(34,777)	-	-	(53,802)
Gross Profit from Manufacturing Activities	240	1,269	-	-	1,129	**2,638**	**10,838**	-	-	**13,476**
Sales of agricultural produce and biological assets	35,754	5	4,715	461	80	41,015	189	-	-	41,204
Cost of agricultural produce and biological assets	(35,754)	(5)	(4,715)	(461)	(80)	(41,015)	(189)	-	-	(41,204)
Initial recog. and changes in FV of BA and agricultural produce	14,769	3,589	353	(4,234)	(74)	14,403	12,706	-	-	27,109
Gain from changes in NRV of agricultural produce after harvest	2,976	-	-	(27)	-	2,949	-	-	-	2,948
Gross Profit from Agricultural Activities	17,745	3,589	353	(4,261)	(74)	**17,352**	**12,706**	-	-	**30,058**
Margin Before Operating Expenses	17,985	4,858	353	(4,261)	1,055	**19,990**	**23,544**	-	-	**43,534**
General and administrative expenses	(1,083)	(1,032)	(215)	(231)	(17)	(2,578)	(4,660)	-	(5,968)	(13,206)
Selling expenses	(1,241)	(4,248)	(64)	(77)	(9)	(5,639)	(7,589)	-	(10)	(13,238)
Other operating income, net	(4,138)	282	-	1,918	(12)	(1,950)	(5,610)	-	(135)	(7,695)
Share of gain/(loss) of joint ventures	-	-	(233)	-	-	(233)	-	-	-	(233)
Profit from Operations Before Financing and Taxation	11,523	(140)	(159)	(2,651)	1,017	**9,590**	**5,685**	-	**(6,113)**	**9,162**
(-) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	159	1,088	-	1,247	(12,494)	-	-	(11,247)
Adjusted EBIT	11,523	(140)	-	(1,563)	1,017	10,837	(6,809)	-	**(6,113)**	(2,085)
(-) Depreciation PPE	434	975	212	156	59	1,836	2,063	-	-	3,899
Adjusted EBITDA	11,957	835	212	(1,407)	1,076	12,673	(4,746)	-	**(6,113)**	1,814
Reconciliation to Profit/(Loss)										
Adjusted EBITDA										**1,814**
(+) Initial recog. and changes in F.V. of BA (unrealized)										11,247
(+) Depreciation PPE										(3,899)
(+) Financial result, net										(4,219)
(+) Income Tax (Charge)/Benefit										(3,685)
Profit/(Loss) for the Period										**1,258**

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 1Q11

$ thousands	Crops	Rice	Dairy	Coffee	Cattle	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	31	15,555	-	713	1,089	17,388	8,953	-	-	26,341
Cost of manufactured products sold and services rendered	-	(14,594)	-	(629)	-	(15,223)	(6,721)	-	-	(21,944)
Gross Profit from Manufacturing Activities	31	961	-	84	1,089	**2,165**	**2,232**	-	-	**4,397**
Sales of agricultural produce and biological assets	25,740	25	4,443	1,456	247	31,911	-	-	-	31,911
Cost of agricultural produce and biological assets	(25,740)	(25)	(4,443)	(1,456)	(247)	(31,911)	-	-	-	(31,911)
Initial recog. and changes in FV of BA and agricultural produce	23,759	9,177	2,847	(2,560)	44	33,267	25,191	-	-	58,458
Gain from changes in NRV of agricultural produce after harvest	2,933	-	-	(313)	-	2,620	-	-	-	2,620
Gross Profit from Agricultural Activities	26,692	9,177	2,847	(2,873)	44	**35,887**	**25,191**	-	-	**61,078**
Margin Before Operating Expenses	26,723	10,138	2,847	(2,789)	1,133	**38,052**	**27,423**	-	-	**65,475**
General and administrative expenses	(2,516)	(3,496)	(680)	(313)	(28)	(7,033)	(5,179)	-	(5,095)	(17,307)
Selling expenses	(259)	(2,599)	(76)	(114)	(12)	(3,060)	(2,810)	-	-	(5,870)
Other operating income, net	(6,629)	81	-	(549)	-	(7,097)	1,282	-	119	(5,696)
Share of gain/(loss) of joint ventures								-	-	-
Profit from Operations Before Financing and Taxation	17,319	4,124	2,091	(3,765)	1,093	**20,862**	**20,716**	-	**(4,976)**	**36,602**
(-) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	(1,441)	319	-	(1,122)	(29,426)	-	-	(30,548)
Adjusted EBIT	17,319	4,124	650	(3,446)	1,093	19,740	(8,710)	-	**(4,976)**	6,054
(-) Depreciation PPE	357	385	117	118	38	1,015	3,269	-	-	4,284
Adjusted EBITDA	17,676	4,509	767	(3,328)	1,131	20,755	(5,441)	-	**(4,976)**	10,338
Reconciliation to Profit/(Loss)										
Adjusted EBITDA										**10,338**
(+) Initial recog. and changes in F.V. of BA (unrealized)										30,548
(+) Depreciation PPE										(4,284)
(+) Financial result, net										(11,885)
(+) Income Tax (Charge)/Benefit										(9,356)
Profit/(Loss) for the Period										**15,361**

27

1Q12

Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Interim Statements of Income

Statement of Income			
$ thousands	1Q12	1Q11	Chg %
Sales of manufactured products and services rendered	67,278	26,341	155.4%
Cost of manufactured products sold and services rendered	(53,802)	(21,944)	145.2%
Gross Profit from Manufacturing Activities	**13,476**	**4,397**	**206.5%**
Sales of agricultural produce and biological assets	41,204	31,911	29.1%
Cost of agricultural produce sold and direct agricultural selling expenses	(41,204)	(31,911)	29.1%
Initial recognition and changes in fair value of biological assets and agricultural produce	27,109	58,458	(53.6%)
Changes in net realizable value of agricultural produce after harvest	2,949	2,620	12.6%
Gross Profit/(Loss) from Agricultural Activities	**30,058**	**61,078**	**(50.8%)**
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	**43,534**	**65,475**	**(33.5%)**
General and administrative expenses	(13,206)	(17,307)	(23.7%)
Selling expenses	(13,238)	(5,870)	125.5%
Other operating income/(loss), net	(7,695)	(5,696)	35.1%
Share of (loss)/benefit of joint ventures	(233)	-	- %
Gain/(Loss) from Operations Before Financing and Taxation	**9,162**	**36,602**	**(75.0%)**
Finance income	5,580	3,423	63.0%
Finance costs	(9,799)	(15,308)	(36.0%)
Financial results, net	(4,219)	(11,885)	(64.5%)
Gain/(Loss) Before Income Tax	**4,943**	**24,717**	**(80.0%)**
Income tax (charge)/benefit	(3,685)	(9,356)	(60.6%)
Gain/(Loss) for the Period	**1,258**	**15,361**	**(91.8%)**

28

adecoagro
1Q12

Unaudited Condensed Consolidated Interim Statements of Cash Flow

Statement of Cash Flows			
$ thousands	1Q12	1Q11	Chg %
Cash flows from operating activities:			
Gain/(Loss) for the period	1,258	15,361	(91.8%)
Adjustments for:			
Income tax loss	3,685	9,356	(60.6%)
Depreciation	3,805	4,192	(9.2%)
Amortization	94	92	2.2%
Gain from disposal of other property items	(561)	(218)	157.3%
Equity settled shared-based compensation granted	720	349	106.3%
(Gain)/Loss from derivative financial instruments and forwards	7,113	4,387	62.1%
Interest expense, net	2,505	7,648	(67.2%)
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	(23,497)	(49,668)	(52.7%)
Changes in net realizable value of agricultural produce after harvest (unrealized)	(793)	(210)	277.6%
Provision and allowances	1,878	5,232	(64.1%)
Share of loss from joint venture	233	-	
Foreign exchange (losses)/gains, net	1,753	1,484	18.1%
Subtotal	**(1,807)**	**(1,995)**	**(9.4%)**
Changes in operating assets and liabilities:			
(Increase)/decrease in trade and other receivables	(13,527)	1,528	- %
(Increase)/decrease in inventories	12,397	(39,614)	- %
Decrease in biological assets	731	21,683	(96.6%)
(Increase)/Decrease in other assets	(99)	1	- %
(Decrease)/increase in derivative financial instruments	679	(9,287)	- %
Increase/(decrease) in trade and other payables	22,695	2,982	661.1%
Increase in payroll and social security liabilities	2,665	1,104	141.4%
Net cash generated from operting activities before interest and taxes paid	**23,734**	**(23,598)**	**- %**
Income tax paid	(2,804)	(3,282)	(14.6%)
Net cash generated from/(used in) operating activities	**20,930**	**(26,880)**	**- %**
Cash flows from investing activities:			
Purchases of property, plant and equipment	(75,836)	(7,121)	965.0%
Purchases of intangible assets	(13)	(1)	1,200.0%
Purchase of cattle and planting cost of non current biological assets	(26,736)	(15,081)	77.3%
Payment of seller financing arising on subsidiares acquired	(6,807)	-	- %
Interest received	4,466	601	643.1%
Proceeds from sale of property, plant and equipment	836	278	200.7%
Net cash generated from/(used in) investing activities	**(104,090)**	**(21,324)**	**388.1%**
Cash flows from financing activities:			
Net proceeds from IPO and Private Placement	-	422,177	- %
Proceeds from equity settled share-based compensation exercised	218	-	- %
Proceeds from long-term borrowings	20,418	7,500	172.2%
Payment of long-term borrowings	(1,205)	(5,395)	(77.7%)
Net increase in short-term borrowings	18,134	10,928	65.9%
Interest Paid	(6,292)	(6,988)	(10.0%)
Net cash generated from/(used in) financing activities	**31,273**	**428,222**	**(92.7%)**
Net increase/(decrease) in cash and cash equivalents	**(51,887)**	**380,018**	**- %**
Cash and cash equivalents at beginning of year	330,546	70,269	370.4%
Effect of exchange rate changes on cash and cash equivalents	4,251	959	343.3%
Cash and cash equivalents at end of period	**282,910**	**451,246**	**(37.3%)**

29

adecoagro
1Q12

Unaudited Condensed Consolidated Interim Statements of Financial Position

Statement of Financial Position

$ thousands	March 31, 2012	December 31, 2011	Chg %
ASSETS			
Non-Current Assets			
Property, plant and equipment, net	841,561	759,696	10.8%
Investment property	27,405	27,883	(1.7%)
Intangible assets, net	36,511	36,755	(0.7%)
Biological assets	233,145	187,973	24.0%
Investments in joint ventures	4,091	4,299	(4.8%)
Deferred income tax assets	38,619	37,081	4.1%
Trade and other receivables, net	21,168	15,746	34.4%
Other assets	1,507	1,408	7.0%
Total Non-Current Assets	**1,204,007**	**1,070,841**	**12.4%**
Current Assets			
Biological assets	59,495	51,627	15.2%
Inventories	87,180	96,147	(9.3%)
Trade and other receivables, net	147,848	141,181	4.7%
Derivative financial instruments	4,266	10,353	(58.8%)
Cash and cash equivalents	282,910	330,546	(14.4%)
Total Current Assets	**581,699**	**629,854**	**(7.6%)**
TOTAL ASSETS	**1,785,706**	**1,700,695**	**5.0%**
SHAREHOLDERS' EQUITY			
Capital and reserves attributable to equity holders of the parent			
Share capital	181,894	180,800	0.6%
Share premium	931,831	926,005	0.6%
Cumulative translation adjustment	(84,586)	(99,202)	(14.7%)
Equity-settled compensation	16,100	15,306	5.2%
Other reserves	(531)	(526)	1.0%
Treasury stock	(5)	(4)	- %
Retained earnings	59,467	57,497	**3.4%**
Equity attributable to equity holders of the parent	**1,104,170**	**1,079,876**	2.2%
Non controlling interest	8,863	14,993	**(40.9%)**
TOTAL SHAREHOLDERS' EQUITY	**1,113,033**	**1,094,869**	**1.7%**
LIABILITIES			
Non-Current Liabilities			
Trade and other payables	8,716	8,418	3.5%
Borrowings	223,194	203,409	9.7%
Deferred income tax liabilities	95,343	92,989	2.5%
Payroll and social liabilities	1,453	1,431	1.5%
Provisions for other liabilities	3,435	3,358	**2.3%**
Total Non-Current Liabilities	**332,141**	**309,605**	**7.3%**
Current Liabilities			
Trade and other payables	126,359	114,020	10.8%
Current income tax liabilities	936	872	7.3%
Payroll and social liabilities	19,606	17,010	15.3%
Borrowings	183,337	157,296	16.6%
Derivative financial instruments	7,760	6,054	28.2%
Provisions for other liabilities	2,534	969	161.5%
Total Current Liabilities	**340,532**	**296,221**	**15.0%**
TOTAL LIABILITIES	**672,673**	**605,826**	**11.0%**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**1,785,706**	**1,700,695**	**5.0%**

30